EXHIBIT 21.6

METROPOLITAN EDISON COMPANY
SUBSIDIARIES OF THE REGISTRANT
AT DECEMBER 31, 2004

STATE OF
NAME OF SUBSIDIRY	BUSINESS	ORGANIZATION

York Haven Power Company	Hydroelectric Generation	New York

Met-Ed Preferred Capital, II, Inc.	Special-Purpose Finance	Delaware
Met-Ed Capital II, L.P.	Special-Purpose Finance	Delaware
Met-Ed Capital Trust	Special-Purpose Finance	Delaware

Met-Et Funding LLC	Special-Purpose Finance	Delaware

Note:  Met-Ed, along with its affiliates JCP&L and Penelec, collectively own all of the common stock of Saxton Nuclear Experimental Corporation, a Pennsylvania nonprofit corporation organized for nuclear experimental purposes which is now inactive. The carrying value of the owners’ investment has been written down to a nominal value.